October 2, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1103

Re:	Pediatrix Medical Group, Inc. File number 001-12111
Dear Mr. Rosenberg:
We have received the Staff’s comment letter dated September 20, 2007 (the “Comment Letter”), addressed to the undersigned as Chief Financial Officer of Pediatrix Medical Group, Inc. (the “Company”), relating to the Annual Report on Form 10-K (the “Annual Report”) filed by the Company for the year ended December 31, 2006. As discussed with the Staff, it is our intention to file a response to your comments on or before October 17, 2007.
If you or any other member of the Staff should have any questions regarding this letter, please feel free to contact the undersigned by phone at 954-384-0175, extension 5229.

Sincerely,
/s/ Karl B. Wagner
Karl B. Wagner
Chief Financial Officer

cc:	Amy Bruckner Mary Mast